UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-41559

NWTN Inc.

(Translation of registrant’s name into English)

c/o Alan Nan WU

Office 114-117, Floor 1,

Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Form 6-K as Exhibit 99.1 is a copy of the press release of NWTN Inc., dated February 26, 2023, titled “NWTN Reports Progress at UAE Electric Vehicle Assembly Facility and China Supply Chain Facility.”

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of the Company, dated February 26, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 27, 2023

NWTN Inc.

By:	/s/ Alan Nan Wu
Name:	Alan Nan Wu
Title:	Chief Executive Officer, Executive Director and Chairman

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